

April 19, 2021

R. Brad Marin
Chairman and Chief Executive Officer
Riverview Acquisition Corp.
510 South Mendenhall Road Suite 200
Memphis, TN 38117

> **Re: Riverview Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed April 8, 2021**
> **File No. 333-255116**

Dear Mr. Marin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors , page 61

1. We note your response to our prior comment 3 and reissue the comment in part. We note your disclosure here and on page 125 that the exclusive forum provision in your amended and restated certificate of incorporation could apply to a suit that falls within one or more of the categories enumerated in the exclusive forum provision and asserts claims under the Securities Act, inasmuch as Section 22 of the Securities Act, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please disclose whether you intend for your exclusive forum provision to apply to actions arising under the Securities Act. In addition, please ensure that the exclusive forum provision in your amended and restated certificate of incorporation states clearly whether

   this provision will apply to actions arising under the Securities Act or Exchange Act.

Exhibits

2. We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, "which jurisdiction shall be the exclusive forum" for any such action, proceeding or claim. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

  You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-362 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation

cc: Kevin E. Manz, Esq.